

September 27, 2011

<u>Via Facsimile</u>
James T. McManus, II
Chief Executive Officer
Energen Corporation and Alabama Gas Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, AL 35203-2707

> **Re:** **Energen Corporation and Alabama Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-07810**

Dear Mr. McManus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Engineering Comments</u>

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Properties, page 13</u>

<u>Oil and Gas Operations, page 13</u>

1. You state that the large amount of undeveloped acreage largely relates to the recent purchase of oil properties in the Permian Basin. We note that you have apparently attributed 155 BCFe of proved reserves to these undeveloped properties based on your reserve disclosure on page 88. Please tell us the following:
   - how many producing wells were on these properties at the time of purchase;
   - the production rate from these properties at the time of purchase;
   - the reservoir(s) the wells are completed in;

- the reservoir(s) the reserves are attributed to;
- the basis for the proved reserve estimate of 155 BCFe.

<u>Proved Undeveloped Reserves, Bcfe, page 14</u>

2.   Please reconcile for us the 26.8 Bcfe of negative proved undeveloped revisions shown for 2010 in the PUD reconciliation table with the 32 Bcfe of downward reserve revisions resulting from the SEC's five year development rule noted in 2010 activities on page 88 discussing reserve changes in 2010.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

                                    Sincerely,

                                    /s/H. Roger Schwall

                                    H. Roger Schwall
                                    Assistant Director